KH 9/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
AUG 2 5 2011
WASH. DC
211

OMB APPROVAL
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SEC FILE NUMBER
8-53463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2010 (MM/DD/YY) AND ENDING 6/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PriSol Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3415 West Chester Pike Suite 204
(No. and Street)

Newtown Square	PA	19073
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward S. Wosiski — (610) 886-4320
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021670

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/8

OATH OR AFFIRMATION

I, Edward S. Wosiski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriSol Securities, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRISOL SECURITIES, INC.

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

June 30, 2011

PRISOL SECURITIES, INC.
TABLE OF CONTENTS
June 30, 2011

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
PriSol Securities, Inc.

We have audited the accompanying statement of financial condition of PriSol Securities, Inc. (the "Company") as of June 30, 2011, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriSol Securities, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company

Abington, Pennsylvania
August 22, 2011

PRISOL SECURITIES, INC.
Statement of Financial Condition
June 30, 2011

Assets

Cash and cash equivalents	$	12,372
Commissions receivable		177
Prepaid expenses and deposits		156
Total assets	$	12,705

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses	$	4,877
Total liabilities		4,877
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, authorized 100,000 shares each class A and B, issued and outstanding 20,000 shares class A, par value of $.01 per share		200
Additional paid-in capital		19,800
Accumulated deficit		(12,172)
Total stockholder's equity		7,828
Total liabilities and stockholder's equity	$	12,705

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.

Statement of Operations

For the Year Ended June 30, 2011

Revenue		
Commissions	$	9,331
Miscellaneous income		6,084
Interest and dividends		9
Total income		15,424
Expenses		
Commissions		7,135
Regulatory fees		3,142
Other expenses		7,702
Total expenses		17,979
Loss before income taxes		(2,555)
Provision for income taxes		-
Net loss	$	(2,555)

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2011

	Common Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at June 30, 2010	20,000	$ 200	$ 19,800	$ (9,617)	$ 10,383
Capital contribution	-	-	-	-	-
Capital withdrawal	-	-	-	-	-
Net loss	-	-	-	(2,555)	(2,555)
Balance at June 30, 2011	20,000	$ 200	$ 19,800	$ (12,172)	$ 7,828

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2011

Subordinated borrowings at July 1, 2010	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at June 30, 2011	$	-

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2011

Cash flows from operating activities	
Net loss	$ (2,555)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities	
(Increase) decrease in assets:	
Commissions receivable	1,013
Prepaid expenses and deposits	(3)
Decrease in liabilities:	
Accrued expenses	(248)
Net cash used in operating activities	(1,793)
Net decrease in cash and cash equivalents	(1,793)
Cash and cash equivalents beginning of year	14,165
Cash and cash equivalents end of year	$ 12,372
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

PriSol Securities, Inc. (the "Company") is a broker-dealer currently located in Newtown Square, Pennsylvania. It was incorporated on July 23, 2001 in Delaware. The Company is a broker-dealer who is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and operates as a limited purpose broker-dealer for the purpose of servicing the institutional marketplace through the sale of mutual fund shares. Revenue consists of commissions from mutual fund sales. The Company does not maintain custody of customer securities. The Company is affiliated by common ownership with Prime Solutions Financial Services Corp. ("PSFSC"). PSFSC, through agency relationships, provides access to proprietary cash management solutions to institutional buyers.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies.

The following are the significant accounting policies followed by the Company:

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted ("GAAP") in the United States of America.

Cash and Cash Equivalents

The Company includes as cash and cash equivalents amounts invested in money market funds.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date and accrual basis, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Management has evaluated subsequent events through the date the financial statements were issued.

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

2. Summary of Significant Accounting Policies (Continued)

Fair value

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates applied to taxable income in the years in which those differences are expected to be recovered or settled. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the issuance of these financial statements and has noted that no such events requiring disclosure.

3. Transactions with Affiliates

PSFSC provides personnel and office facilities to the Company under a revenue sharing and service provision agreement. The agreement provides that it is the intention of PSFSC to assist the Company's ongoing operations and therefore PSFSC advances funds to the Company for payment of its expenses in excess of its revenue, if necessary. Under the agreement, if the Company is profitable, it will pay PSFSC a management fee based upon its profits. At June 30, 2011 there were amounts due to or from PSFSC to the Company. During the year ended June 30, 2011 the Company recognized miscellaneous income in the amount of $6,084 for debt forgiveness by PSFSC advanced for the Company's operations.

4. Income Taxes

Income tax expense for the year ended June 30, 2011 was as follows:

Current:		
Current federal tax	$	-
Current state tax		-
Total current expense		-
Deferred:		
Deferred tax		-
Total deferred tax expense		-
Total income tax expense	$	-

4. Income Taxes (Continued)

The Company has approximately $12,300 of net operating losses (NOLS) available, as of June 30, 2011, to reduce future taxable income. These NOLS will expire as follows:

Expiration		Amount
2027	$	500
2029		1,500
2030		7,700
2031		2,600
	$	12,300

At June 30, 2011 the Company has recorded a full valuation allowance for the deferred tax asset attributable to the NOLS. GAAP requires management of the Company to analyze all open tax years 2007-2011, as defined by IRS statute of limitations, including federal tax authorities and certain state tax authorities. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

5. Net Capital Requirement

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Company's net capital was $7,252 which was $2,252 in excess of its minimum requirement of $5,000. The Company had aggregate indebtedness of $4,877 and its net capital ratio was .67 to 1.

The Company is exempt from SEC Rule 15c3-3 (Reserve Requirements) under Section (k)(2)(i) of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

PRISOL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2011 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	7,828
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		7,828
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		177
Prepaid expenses and deposits		156
Total non-allowable assets		333
Net Capital before haircuts on securities positions		7,495
Trading and investment securities:		
Money market fund		243
Total haircuts		243
Net Capital	$	7,252
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accrued expenses	$	4,877
Total aggregate indebtedness	$	4,877
Percentage of aggregate indebtedness to Net Capital		67%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $4,877)	$	325
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	2,252
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	1,252

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

PRISOL SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2011 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
PriSol Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of PriSol Securities, Inc. (the Company) as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
August 22, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Prisol Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended June30, 2011 which were agreed to by PriSol Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Rothman Securities, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year then ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
August 22, 2011

SIPC-7

(35-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 7/10)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

PriSol Securities, Inc.
3415 West Chester Pike Ste. 204
Newtown Square, PA 19073-4228

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward Wosiski (610) 886-4320

2. A. General assessment [item 2e from page 2 — $ 23

B. Less payment made with SIPC-6 filed (exclude interest) — (150)
(For all fiscal year ends except January, February, or March)
January 28, 2011
Date Paid

C. Less prior overpayment applied — 0

D. Assessment balance due — (127)

E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ (127)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ N/A

H. Overpayment carried forward — $ (127)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PriSol Securities, Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ______ day of ______, ______

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2010
and ending June 30, 2011

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	15,424
2b. Additions:	
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2)Net loss from principal transactions in securities in trading accounts.	
(3)Net loss from principal transactions in commodities in trading accounts.	
(4)Interest and dividend expense deducted in determining item 2a.	
(5)Net loss from management of or participation in the underwriting or distribution of securities.	
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7)Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,084
(2)Revenues from commodity transactions.	
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4)Reimbursements for postage in connection with proxy solicitation.	
(5)Net gain from securities in investment accounts.	
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).	
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

Enter the greater of line (i) or (ii)		0
Total deductions		6,084
2d.SIPC Net Operating Revenues	$	9,340
2e.General Assessment @ .0025	$	23